                                 EXHIBIT 99.1

                          BUSINESS OF BERKSHIRE HILLS

GENERAL

      Berkshire Hills was organized as a Delaware business corporation at the direction of Berkshire Bank in January 2000 to become the holding company for Berkshire Bank upon completion of the conversion. As a result of the conversion, Berkshire Bank will be a wholly owned subsidiary of Berkshire Hills, which will own all of the issued and outstanding capital stock of Berkshire Bank.

BUSINESS

      Before the completion of the conversion, Berkshire Hills will not engage in any significant activities other than of an organizational nature. Upon completion of the conversion, Berkshire Hills' business activity will be the ownership of the outstanding capital stock of Berkshire Bank and management of the investment of offering proceeds retained from the conversion. In the future, Berkshire Hills may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

      Initially, Berkshire Hills will neither own nor lease any property but will instead use the premises, equipment and other property of Berkshire Bank with the payment of appropriate rental fees, as required by applicable law and regulations.

      Since Berkshire Hills will hold the outstanding capital stock of Berkshire Bank after the conversion, the competitive conditions applicable to Berkshire Hills will be the same as those confronting Berkshire Bank. See "BUSINESS OF BERKSHIRE BANK--COMPETITION" in the Prospectus.